Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

GOLDCORP REPORTS PROGRESS AT PUEBLO VIEJO PROJECT
VANCOUVER, BRITISH COLUMBIA, February 27, 2008 – GOLDCORP INC. (TSX: G, NYSE: GG) Goldcorp is pleased to announce that Barrick Gold Corporation today submitted a feasibility study and Project Notice to the Government of the Dominican Republic to proceed with the Pueblo Viejo project.

Pueblo Viejo is one of the largest undeveloped gold assets in the world.  Through the Pueblo Viejo Dominicana Corporation (PVDC), Goldcorp owns 40% of the project, with Barrick, the operator, owning 60%.

On February 21, Barrick provided an updated production schedule and capital spending estimate for Pueblo Viejo.  Goldcorp’s 40% share of pre-production capital is expected to be about $1.08 billion, reflecting an increase in project throughput to 24,000 tonnes per day versus 18,000 tonnes per day described previously.  The proposed increase in throughput grows Goldcorp’s share of gold production to approximately 400,000 ounces per year in the first five full years of production at a total cash cost of approximately $250 per ounce.  Cash cost estimates do not include the potential benefit of a zinc recovery circuit, which continues to be evaluated.  The construction period to first gold production is expected to be about three and a half years.

“We congratulate Barrick and the Dominican Government for continued progress on this important project,” said Kevin McArthur, Goldcorp President and Chief Executive Officer. “Pueblo Viejo matches up very well with our strategy of focusing on long-lived gold assets in the Americas.  We continue to enjoy a great working relationship with our operating partner and fully support them in moving the project forward.”

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com